                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                  AMENDMENT TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Varco International Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922122 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCF Partners
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                            Attention: Anthony DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    4,159,457
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    4,159,457
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,159,457
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,159,457
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D.O.S. Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS      [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    None
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FGSI Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    1,507,128
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           1,507,128
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,128
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    1,507,128
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           1,507,128
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,128
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   None
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    5,671,985
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           None
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           5,671,985
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,671,985
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER          7        SOLE VOTING POWER
    OF
  SHARES                   404,567
BENEFICIALLY      --------------------------------------------------------------
   OWNED          8        SHARED VOTING POWER
    BY
   EACH                    5,671,985
 REPORTING        --------------------------------------------------------------
  PERSON          9        SOLE DISPOSITIVE POWER
   WITH
                           404,567
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           5,671,985
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,076,552
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         This Amendment to Schedule 13D (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Varco International, Inc. a Delaware corporation (formerly Tuboscope Vetco International Corporation and referred to herein as the "Issuer"). All of the securities of the Issuer beneficially owned by the parties listed in Item 2 below are referred to herein as the "Securities." The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas, 77051.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II,L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), FGSI Partners, L.P. ("FGSI Partners"), SCF Partners, L.P. ("SCF Partners"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends and restates the initial statement on Schedule l3D filed by SCF-III, SCF-II, L.E. Simmons & Associates, L.E. Simmons and D.O.S. Ltd on January 19, 1996, as amended to date, through the date hereof.

         SCF-III is a limited partnership organized under the laws of the State of Delaware. SCF-III's principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. The address of the principal business and principal office of SCF-III is 6600 Chase Tower, Houston, TX 77002.

         SCF-II is a limited partnership organized under the laws of the State of Delaware and is the sole general partner of SCF-III. SCF-II's principal business is to serve as the general partner of investment limited partnerships. As general partner of such limited partnerships (including SCF-III), SCF-II identifies potential investment opportunities, assists such limited partnerships in acquiring investments, monitors and then periodically reports on the investments, identifies and seeks to implement strategies to enhance or protect the value of the investments, and assists in the liquidation, sale or exchange of the investments when such is deemed appropriate. SCF-II has the same business address and principal office as SCF-III.

         D.O.S. Partners is a limited partnership organized under the laws of the state of Delaware. D.O.S. Partners' principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. D.O.S. Partners has the same business address and principal office as SCF-III.

         FGSI Partners, L.P. is a limited partnership organized under the laws of the state of Delaware. FGSI Partners' principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. FGSI Partners has the same business address and principal office as SCF-III.

         SCF Partners is a limited partnership organized under the laws of the State of Delaware and is the sole general partner of D.O.S. Partners and FGSI Partners. SCF Partners' principal business is to serve as the general partner of investment limited partnerships. As general partner of such limited partnerships (including D.O.S. Partners and FGSI Partners), SCF Partners identifies potential investment opportunities, assists such limited partnerships in acquiring investments, monitors and then periodically reports on the investments, identifies and seeks to implement strategies to enhance or protect the value of the investments, and assists in the liquidation, sale or exchange of the investments when such is deemed appropriate. SCF Partners has the same business address and principal office as SCF-III.

         L.E. Simmons & Associates is a corporation formed under the laws of the State of Delaware and is the sole general partner of SCF-II and SCF Partners and has the same business address and principal office as SCF-III. The principal business of L.E. Simmons & Associates is to seek and manage equity and similar investments in companies in the energy services industry. The directors of L.E. Simmons & Associates are Russell Hawkins, James D. Woods and L.E. Simmons, who is also its President and sole stockholder. Mr. Hawkins, Mr. Woods and Mr. Simmons are citizens of the United States. Mr. Hawkins' and Mr. Simmons' principal business addresses are the same as SCF-III. Mr. Woods' principal business address is 600 Travis, Suite 6602, Houston, Texas 77002. Mr. Simmons' and Mr. Hawkins' principal occupation is investment management. Mr. Woods' principal occupation is serving as an advisor and consultant for several businesses. Mr. Simmons and Mr. Woods presently serve as members of the Issuer's Board of Directors.

         The name, business address, citizenship, present principal occupation or employment of each director and executive officer of L.E. Simmons & Associates are set forth on Schedule I hereto. Except as set forth above there are no other (i) directors of L.E. Simmons & Associates, (ii) executive officers of L.E. Simmons & Associates, (iii) persons who control L.E. Simmons & Associates or (iv) executive officers or directors of any corporation or other person that is ultimately in control of L.E. Simmons & Associates.

         During the past five years, none of the foregoing parties or the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) . None of the foregoing parties or the persons listed on Schedule I is, and during the last five years none of such parties or the persons listed on Schedule I has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SCF-III purchased 4,200,000 shares of Common Stock and warrants to purchase 2,533,000 shares of Common Stock for aggregate consideration of $31,000,000 pursuant to a Subscription Agreement dated as of January 3, 1996 between SCF-III and the Issuer (the

"Subscription Agreement"). SCF-III obtained the consideration required under the Subscription Agreement from its limited partners in the form of capital contributions. The Subscription Agreement is incorporated herein in its entirety by reference to Exhibit A hereto.

         D.O.S. Partners acquired beneficial ownership of 5,366,417 shares of Common Stock through the conversion of 11,553,106 shares of common stock of D.O.S. Ltd., a Bermuda corporation, pursuant to the merger (the "D.O.S. Merger") consummated on April 24, 1996 pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 among the Issuer, Grow Acquisition Limited, a wholly-owned subsidiary of the Issuer, and D.O.S. Ltd. (the "D.O.S. Merger Agreement"). The D.O.S. Merger Agreement is incorporated herein in its entirety by reference to Exhibit B hereto. Subsequent to consummation of the D.O.S. Merger, D.O.S. Ltd. was liquidated.

         FGSI Partners acquired beneficial ownership of 1,999,999 shares of Common Stock through the conversion of 47,791.15 shares of common stock of Fiber Glass Systems, Inc, a Texas corporation ("Fiber Glass Systems"), pursuant to the merger (the "FGSI Merger" and together with the D.O.S. Merger, the "Mergers") consummated on March 7, 1997, pursuant to an Agreement and Plan of Merger dated as of March 7, 1997 among the Issuer, FGS Acquisition Corp., a wholly-owned subsidiary of Fiber Glass Systems, and Fiber Glass Systems (the "FGSI Merger Agreement"). The FGSI Merger Agreement is incorporated herein in its entirety by reference to Exhibit C hereto. Subsequent to the consummation of the FGSI Merger, Fiber Glass Systems was liquidated.

ITEM 4.       PURPOSE OF TRANSACTION.

         The acquisitions of the Securities by SCF-III, D.O.S. Partners, FGSI Partners and L.E. Simmons were made for investment purposes. SCF-III, FGSI Partners and L.E. Simmons intend to review their investments in the Securities of the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-III, FGSI Partners and L.E. Simmons, general stock market and economic conditions, tax considerations and other factors deemed relevant, L.E. Simmons may decide to increase or decrease the size of his investment in the Issuer, SCF-III and FGSI Partners (which are closed partnerships and have no ability to increase their respective investments in the Issuer) may decide to decrease the size of their respective investments and may elect to the extent permitted by law to distribute all or a portion of their respective Securities to their respective partners.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 96,492,436 shares of the Issuer's Common Stock were issued and outstanding as of April 26, 2002.

         SCF-III directly beneficially owns 4,159,457 shares of Common Stock. SCF-III shares voting and investment power respecting such 4,159,457 shares, which constitute approximately

4.3% of the outstanding Common Stock of the Issuer, with SCF-II, L.E. Simmons & Associates and L.E. Simmons.

         SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to beneficially own 4,159,457 shares of Common Stock, which shares constitute approximately 4.3% of the outstanding Common Stock of the Issuer.

         D.O.S. Partners directly beneficially owns no shares of Common Stock.

         FGSI Partners directly beneficially owns 1,507,128 shares of Common Stock. FGSI Partners shares voting and investment power respecting such 1,507,128 shares, which constitute approximately 1.6% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners and FGSI Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by D.O.S. Partners and FGSI Partners. As a result, it may be deemed to beneficially own 1,507,128 shares of Common Stock, which constitute approximately 1.6% of the Common Stock of the Issuer.

         L.E. Simmons & Associates directly beneficially owns 5,400 shares of Common Stock of the Issuer. In addition, because it is the sole general partner of SCF-II and SCF Partners, L. E. Simmons & Associates may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to beneficially own 5,671,985 shares of Common Stock, which constitute approximately 5.9% of the outstanding Common Stock of the Issuer.

         L.E. Simmons may be deemed to beneficially own 6,076,552 shares of Common Stock, which constitute approximately 6.3% of the Common Stock of the Issuer. Mr. Simmons directly beneficially owns 390,567 shares of Common Stock. Mr. Simmons has sole voting and dispositive power respecting such 390,567 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Mr. Simmons is deemed to beneficially own an additional 14,000 shares of Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Mr. Simmons has sole voting and dispositive power respecting such 14,000 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Additionally, because Mr. Simmons is the sole stockholder of L.E. Simmons & Associates, he may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer that L.E. Simmons & Associates Incorporated may be deemed to beneficially own. As a result, Mr. Simmons may be deemed to beneficially own an additional 5,671,985 shares of Common Stock.

         (c). On May 14, 2002, D.O.S. Partners sold 50,000 shares of Common Stock at a price of $20.68 per share (net of commissions and applicable fees) in market transactions on the New York Stock Exchange.

         On June 3, 2002, D.O.S. Partners distributed an aggregate of 5,340 shares of Common Stock to certain of its partners in lieu of their respective participation in the sale described above. In connection with this distribution, SCF Partners and L.E. Simmons received 4,532 shares and 808 shares, respectively. On the same date, SCF Partners distributed the 4,532 shares it received from D.O.S. Partners to certain of its partners in lieu of their respective participation in the sale described above. In connection with this distribution, L.E. Simmons & Associates and L.E. Simmons received 74 shares and 3,773 shares, respectively. As a result of the aforementioned sale and distribution, the pecuniary interest of L.E. Simmons & Associates and L.E. Simmons in the Common Stock of the Issuer was unchanged.

         On June 26, 2002, D.O.S. Partners distributed all of its remaining 1,480,768 shares of Common Stock to its partners pro rata based on their respective partnership interests. This final distribution was made pursuant to the terms of D.O.S. Partners' limited partnership agreement, which by its terms expired on June 30, 2002. In connection with this distribution, SCF Partners and L.E. Simmons received 197,420 shares and 21,618 shares, respectively. On the same date, SCF Partners distributed the 197,420 shares its received from D.O.S. Partners to its partners pro rata based on their respective partnership interests. In connection with this distribution, L.E. Simmons & Associates and L.E. Simmons received 1,983 shares and 101,668 shares, respectively. Following this final distribution to its partners, D.O.S. Partners no longer owns any shares of Common Stock.

         Other than the foregoing transactions, no person identified in response to Item 5 above has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e).      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         In connection with SCF-III's entering into the Subscription Agreement, D.O.S. Ltd. agreed to pay SCF-III a fee of $1.9 million upon the consummation of the D.O.S. Merger and the transactions contemplated by the Subscription Agreement. D.O.S. Ltd. also retained L.E. Simmons & Associates as one of its financial advisors in connection with the D.O.S. Merger. Upon consummation of the D.O.S. Merger, L.E. Simmons & Associates received a fee of $2.0 million. Such fees received by L.E. Simmons & Associates will be credited against management fees owed by the limited partners of SCF-III to SCF-II, the general partner of SCF-III.

         In connection with the execution of the D.O.S. Merger Agreement, SCF-III and D.O.S. Partners entered into a Registration Rights Agreement (the "D.O.S. Registration Rights Agreement") among the Issuer, SCF-III, D.O.S. Partners, Panmell (Holdings) Ltd., Actinium Holding Corporation and Kadoorie McAulay International Ltd. pursuant to which SCF-III and D.O.S. Partners have the right, subject to certain restrictions, to demand registration of their shares of Common Stock by and at the expense of the Issuer on one occasion and will also be entitled to "piggy back" registration rights, subject to certain restrictions, in offerings initiated by the Issuer. The form of D.O.S. Registration Rights Agreement is attached as Exhibit B to the D.O.S. Merger Agreement which is incorporated herein by reference to Exhibit A hereto. The

D.O.S. Registration Rights Agreement is incorporated herein in its entirety by reference to Exhibit A hereto.

         In connection with the execution of the FGSI Merger Agreement, FGSI Partners entered into a Registration Rights Agreement (the "FGSI Registration Rights Agreement") among the Issuer, FGSI Partners, Gholamhossein Arian Nejad, Steven A. Heintz and VOS Groep, B.V. pursuant to which FGSI Partners is entitled to "piggy back" registration rights, subject to certain restrictions, in offerings initiated by the Issuer. The form of FGSI Registration Rights Agreement is attached as Exhibit B to the FGSI Merger Agreement which is incorporated herein by reference to Exhibit C hereto. The Registration Rights Agreement is incorporated herein in its entirety by reference to Exhibit C hereto.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT A         Subscription Agreement dated as of January 3, 1996 between the
                  Issuer (formerly Tuboscope Vetco International Corporation) and SCF-III, L.P. (incorporated herein by reference to Exhibit
                  99.1 to the Current Report on Form 8-K filed by the Issuer on January 16, 1996).

EXHIBIT B         Agreement and Plan of Merger dated as of January 3, 1996
                  among the Issuer (formerly Tuboscope Vetco International
                  Corporation), Grow Acquisition Limited and D.O.S. Ltd.
                  (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on January 16,
                  1996).

EXHIBIT C         Agreement and Plan of Merger by and among the Issuer (formerly
                  Tuboscope Vetco International Corporation), FGS Acquisition
                  Corp. and Fiber Glass Systems, Inc. (incorporated herein by reference to Exhibit C to the 13D/A of the reporting persons filed respecting Varco International Inc. on January 4, 2001).


EXHIBIT D         Joint Filing Agreement among SCF II, L.P., SCF-II, L.P.,
                  D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners,
                  L.P., L.E. Simmons & Associates, Incorporated and L.E.
                  Simmons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 1, 2002

                              SCF-III, L.P.
                              By:  SCF-II, L.P.
                                   By:  L.E. Simmons & Associates, Incorporated
                                        By:  /s/ ANTHONY DELUCA
                                            ------------------------------------
                                            Anthony DeLuca, Managing
                                            Director

                              SCF-II, L.P.
                              By:  L.E. Simmons & Associates, Incorporated
                                   By:  /s/ ANTHONY DELUCA
                                       -----------------------------------------
                                       Anthony DeLuca, Managing Director

                              D.O.S. PARTNERS, L.P.
                              By:  SCF Partners, L.P.
                                   By:  L.E. Simmons & Associates, Incorporated
                                        By:  /s/ ANTHONY DELUCA
                                            ------------------------------------
                                            Anthony DeLuca, Managing
                                            Director

                              FGSI PARTNERS, L.P.
                              By:  SCF Partners, L.P.
                                   By:  L.E. Simmons & Associates, Incorporated
                                        By:  /s/ ANTHONY DELUCA
                                            ------------------------------------
                                            Anthony DeLuca, Managing
                                            Director

                              SCF PARTNERS, L.P.
                              By:  L.E. Simmons & Associates, Incorporated
                                   By:  /s/ ANTHONY DELUCA
                                       -----------------------------------------
                                       Anthony DeLuca, Managing Director


                              L.E. SIMMONS & ASSOCIATES, INCORPORATED
                              By:  /s/ ANTHONY DELUCA
                                  ----------------------------------------------
                                  Anthony DeLuca, Managing Director

                              L.E. SIMMONS

                              /s/ L.E. SIMMONS
                              --------------------------------------------------
                              L.E. Simmons, individually

                                   SCHEDULE I

                    LIST OF DIRECTORS AND EXECUTIVE OFFICERS

NAME AND ADDRESS                         POSITION                                      CITIZENSHIP
----------------                         --------                                      -----------
Mr. L. E. Simmons                        Director, Chairman and President              U.S.
SCF Partners
600 Travis Street, Suite 6600
Houston, TX  77002

Mr. Russell B. Hawkins                   Director                                      U.S.
600 Travis Street, Suite 6600
Houston, TX  77002

Mr. James D. Woods                       Director                                      U.S.
600 Travis Street, Suite 6602
Houston, TX  77002

Mr. David C. Baldwin                     Managing Director                             U.S.
SCF Partners
600 Travis Street, Suite 6600
Houston, TX  77002

Mr. Anthony F. DeLuca                    Managing Director                             U.S.
SCF Partners
600 Travis Street, Suite 6600
Houston, TX  77002

Mr. Andrew L. Waite                      Managing Director                             U.S.
SCF Partners
600 Travis Street, Suite 6600
Houston, TX  77002

Ms. Amy Nelson                           Vice President                                U.S.
SCF Partners
600 Travis Street, Suite 6600
Houston, TX  77002

Ms. Shannon E. Shelton                   Secretary                                     U.S.

                                  EXHIBIT INDEX

EXHIBIT A         Subscription Agreement dated as of January 3, 1996 between the Issuer (formerly Tuboscope Vetco International
                  Corporation) and SCF-III, L.P. (incorporated herein by
                  reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 16, 1996).

EXHIBIT B         Agreement and Plan of Merger dated as of January 3, 1996
                  among the Issuer (formerly Tuboscope Vetco International
                  Corporation), Grow Acquisition Limited and D.O.S. Ltd.
                  (incorporated herein by reference to Exhibit 2.1 to the
                  Current Report on Form 8-K filed by the Issuer on January 16,
                  1996).


EXHIBIT C         Agreement and Plan of Merger by and among the Issuer (formerly
                  Tuboscope Vetco International Corporation), FGS Acquisition
                  Corp. and Fiber Glass Systems, Inc. (incorporated herein by reference to Exhibit C to the 13D/A of the reporting persons filed respecting Varco International Inc. on January 4, 2001).


EXHIBIT D         Joint Filing Agreement among SCF II, L.P., SCF-II, L.P.,
                  D.O.S. Partners, L.P., FGSI Partners, L.P., SCF Partners,
                  L.P., L.E. Simmons & Associates, Incorporated and L.E.
                  Simmons.